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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                            Commission File Number 0-26479
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(Check One)
[X] Form 10-K and Form 10-KSB  [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

     For period ended December 31, 2000
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the transition period ended
                                     _______________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ____________________

 ___________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant Wolfpack Corporation
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     Former name if applicable N/A
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     Address of principal executive office (Street and Number)100 Europa Dr.,
                                                              ---------------
     Suite 455
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     City, State and Zip Code Chapel Hill, North Carolina 27514
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                                    PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant's current auditor was first retained in January 2001. Subsequent to such retention, registrant has at various times provided its auditor with such documentation and information needed and requested by it to prepare and complete the audit of registrant's financial statements for the fiscal year ended December 31, 2000. The audit is taking more time to complete for the following reasons: (1) The registrant's previous auditor has failed to provide necessary information in a timely fashion; and (2) the registrant and its current auditor are addressing a reverse acquisition transaction to ensure proper accounting treatment of all items. These factors, together with the timing of the auditor's engagement, have prevented the auditor from completing the audit in sufficient time for registrant to file its Form 10-KSB by its due date. (See attached Accountant's Statement).

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                   Adam S. Gottbetter, Esq.     (212)           983-6900
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                                              (Area Code) (Telephone Number)


     (2) Have all other periodic report required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
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                                                        [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes    [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant made a significant acquisition during the year ended December 31, 2000 and has substantially changed its business. At present the registrant can not make a meaningful estimate of the results of operations for the year ended December 31, 2000.

                              WOLFPACK CORPORATION
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2001       By: /s/ Peter L. Coker
                               -------------------------------------------------
                                   Peter L. Coker, Chief Executive Officer
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ACCOUNTANT'S STATEMENT
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                           King Griffin & Adamson PC
                        14160 Dallas Parkway, 9th Floor
                              Dallas, Texas 75240




Securities Exchange Commission
Washington, DC 20549

                                                March 29, 2001

     Re:  Wolfpack Corporation (the "Company")

Dear Sirs:

     On January 29, 2001, we were retained as the Company's independent auditor for the fiscal year ended December 31, 2000. During the period subsequent to our retention, we have been provided with documentation and information needed by us to prepare and complete the audit. At our request, this documentation has been supplemented from time to time with additional documentation and information. We have noted significant delays in receiving information from the registrant's prior auditor, including the delayed receipt of his report and financial statements for the year ended December 31, 1999. Due to the circumstances discussed above, the audit will not be completed prior to April 2, 2001, the due date for the Company's Form 10-KSB. We do expect, however, that the audit will be completed in sufficient time for the Company to file its Form 10-KSB for fiscal year ended December 31, 2000 within the fifteen calendar day extension period granted to the Company pursuant to Rule 12b-25.

                                        Very truly yours,

                                        /s/ King Griffin & Adamson PC

                                        King Griffin & Adamson PC